Exhibit 1

PRESS RELEASE

CYREN Reports First Quarter 2015 Results

McLean, VA – May 26, 2015 – CYREN (NASDAQ: CYRN) today announced its first quarter 2015 financial results for the period ending March 31, 2015.

During the quarter, CYREN passed significant milestones for CYREN WebSecurity (CWS), its flagship cloud-based security platform. This momentum is being generated by an expanded sales and marketing strategy for CWS, and the launch of several key product enhancements, such as carrier-grade solutions to secure public Wi-Fi hotspots.  The expanded sales strategy leverages the assets from CYREN’s entire internal sales force in concert with external business development partners to more rapidly tap into the positive market feedback for this advanced cybersecurity solution.

“During the first quarter, we signed a 5,000-user enterprise customer, which is our largest CWS contract to date, building a positive foundation for the rest of the year,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “As our multichannel sales approach evolves, we are actively increasing our direct-to-enterprise approach as well as the productivity of our growing network of OEM and service provider partners, distributors and resellers to continue to grow our bookings and sign larger customer agreements. We have also seen interest in our new carrier security offering, which positions us for future subscriber growth.”

First Quarter 2015 Financial Highlights:

•
Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $7.0 million for the first quarter of 2015 compared to $8.1 million for the first quarter of 2014.  As in the second half of 2014, first quarter revenues were partially impacted by the continued decline of the Euro; CYREN generates approximately 40% of its revenues in Euro.

•
Non-GAAP revenues totaled $7.0 million for the first quarter of 2015 compared to $8.1 million for the first quarter of 2014. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•	GAAP net loss for the first quarter of 2015 was $1.7 million, compared to a loss of $2.1 million for the first quarter of 2014 and a loss of $2.2 million in the previous sequential quarter.

•	GAAP loss per basic and diluted share for the first quarter of 2015 was $0.05, compared to a loss of $0.08 for the first quarter of 2014.

•	Non-GAAP net loss for the first quarter of 2015 was $1.0 million, compared to a loss of $1.4 million for the first quarter of 2014, and a loss of $1.4 million in the previous sequential quarter.

•	Non-GAAP loss per basic and diluted share for the first quarter of 2015 was $0.03, compared to a loss of $0.05 for the first quarter of 2014.

•	Cash used by operating activities during the quarter was $2.0 million.

•
Cash as of March 31, 2015 was $8.5 million, compared to $11.1 million as of December 31, 2014. As of March 31, the company had drawn $4.4 million under its credit facility, compared to $4.8 million as of December 31, 2014. During the quarter, the company renewed its credit facility for another year at a reduced limit of $6.0 million.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Information" and "Reconciliation of Selected GAAP Measures to Non GAAP Measures."

Business Highlights:

•
Launched a new direct-to-enterprise CWS sales model, part of a company-wide focus on increasing market share in the rapidly-growing cloud-based Internet security sector. The new sales model has already generated a robust pipeline numbering in the tens of thousands of enterprise seats.

•
Signed the largest CWS contract to date through our two tier distribution channel with an enterprise customer that has 5,000 users, validating the growing demand for this powerful cloud-based security solution.

•	Signed new CWS reseller agreements with Blue Tie and ExchangeMyMail, two leading email oriended managed service providers in the United States.

•	Expanded CYREN’s international CWS reseller network by signing new agreements with Technidata in Mexico, Nobel Security in Argentina, InstaSafe in India and Infosight Solutions in the Philippines.

•
Released DNS-based policy and security enforcement, a major feature enhancement for CYREN WebSecurity.  DNS-based enforcement enables CYREN to compete in additional service provider markets offering web security protection for public networks and consumer networks.  DNS-based enforcement also provides CWS enterprise customers with a fast, but reliable, security policy enforcement option that can streamline the deployment process and enable protection for new locations in a matter of minutes.

•
Signed a multi-year agreement with Dell to integrate CYREN‘s antimalware technology into Dell SonicWALL Email Security appliances, software, virtual appliances and hosted services. The agreement with Dell reflects CYREN‘s continued support for its OEM base and rapidly expanding partner network.

•
Primetals Technologies, a joint venture between Mitsubishi Heavy Industries, Ltd. and Siemens AG, selected CYREN‘s EmailSecurity solution as its main defense against cyberattacks, malware and email threats.

•
CYREN participated as an exhibitor at the RSA Conference in San Francisco, the world’s largest info security show with over 30,000 industry professionals in attendance. This year‘s event proved to be CYREN’s most successful RSA conference to date, with hundreds of potential leads and dozens of key meetings with strategic partners.

Financial Results Conference Call

The company has scheduled a conference call later today, Tuesday, May 26, 2015, at 10 a.m. Eastern Time (5 p.m. Israel Time) to discuss its first quarter 2015 results.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-545-1407 Israel Dial-in Number: 1-80-925-8243 International Dial-in Number: 1-719-325-4818
The call will be simultaneously webcast live on the investor relations section of CYREN's website at http://www.cyren.com/ir.html.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of CYREN's corporate website.

About CYREN
Founded in 1991, CYREN (NASDAQ and TASE: CYRN) is a long-time innovator in cyber intelligence, offering next generation Security as a Service solutions to enterprises and powering the security solutions of more than 200 of the world’s largest IT and security technology providers. Providing real-time detection of cyber attacks in many of the largest networks, CYREN maintains the broadest and deepest real-time Internet threat database in the world. Every day, CYREN collects and analyzes 17 billion pieces of threat data to protect 600 million global users. Threat data is gathered and cyber intelligence disseminated through 500,000 global points of presence in 200 countries.  Visit www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc

To download CYREN’s investor relations app please visit Apple’s App Store for the iPhone and iPad or Google Play for Android mobile devices.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, acquisition related costs, one-time settlement agreements, reorganization expenses and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F, reports on Form 6-K and prospectus supplement dated May 15, 2015 and prospectus dated July 3, 2014 filed pursuant to Rule 424(b)(2), which are available through www.sec.gov.

U.S. Investor Contact
Garth Russell
KCSA Strategic Communications
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact
Iris Lubitch
SmartTteam
+972 54 2528007
Iris@smartteam.co.il

Company Contact
Mike Myshrall, CFO
CYREN
+1 703 760 3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended
	March 31
	2015	2014
	Unaudited	Unaudited

Revenues	$6,993	$8,090

Cost of revenues	2,063	2,022

Gross profit	4,930	6,068

Operating expenses:

Research and development, net	2,709	2,900

Sales and marketing	2,242	2,992

General and administrative	1,414	2,267

Adjustment of earn-out obligation	(2)	-

Total operating expenses	6,363	8,159

Operating (loss)	(1,433)	(2,091)

Other income (expense)	-	200

Financial expense, net	(151)	(296)

Net loss before taxes	(1,584)	(2,187)

Tax benefit (expense)	(86)	45

Net loss	$(1,670)	$(2,142)

Loss per share - basic	$(0.05)	$(0.08)

Loss per share - diluted	$(0.05)	$(0.08)

Weighted average number of shares outstanding:
Basic	31,398	26,519

Diluted	31,398	26,519

CYREN LTD.
RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in thousands of U.S.dollars, except per share amounts)

	Three months ended
	March 31
	2015	2014
	Unaudited	Unaudited

GAAP operating loss	$(1,433)	$(2,091)
Stock-based compensation (1)	263	304
Amortization of intangible assets (2)	385	424
Adjustment to earn-out liabilities (3)	(2)	-
Executive terminations (5)	-	139
Adjustment to deferred revenues (6)	43	52
Reorganization expenses (8)	-	75

Non-GAAP operating loss	$(744)	$(1,097)

GAAP net loss	$(1,670)	$(2,142)
Stock-based compensation (1)	263	304
Amortization of intangible assets (2)	385	424
Adjustment to earn-out liabilities (3)	23	93
Income taxes (4)	(83)	(101)
Executive terminations (5)	-	139
Adjustment to deferred revenues (6)	43	52
Settlement agreements (7)	-	(200)
Reorganization expenses (8)	-	75

Non-GAAP net loss	$(1,039)	$(1,356)

GAAP loss per share (diluted)	(0.05)	(0.08)
Stock-based compensation (1)	0.01	0.01
Amortization of intangible assets (2)	0.01	0.02
Adjustment to earn-out liabilities (3)	0.00	0.00
Income taxes (4)	(0.00)	(0.00)
Executive terminations (5)	0.00	0.01
Adjustment to deferred revenues (6)	0.00	0.00
Settlement agreements (7)	0.00	(0.01)
Reorganization expenses (8)	0.00	0.00

Non-GAAP loss per share (diluted)	(0.03)	(0.05)

Numbers of shares used in computing non-GAAP loss per share (diluted)	31,398	26,519

(1) Stock-based compensation
Cost of revenues	$16	$12
Research and development	64	73
Sales and marketing	73	72
General and administrative	110	147

	$263	$304
(2) Amortization of intangible assets
Cost of revenues	$190	$197
Sales and marketing	195	227

	$385	$424
(3) Adjustment to earn-out liabilities
General and administrative	$(2)	$-
Financial expenses, net	25	93

	$23	$93
(4) Income taxes
Deferred tax asset - tax benefit	$(83)	$(101)

	$(83)	$(101)
(5) Executive terminations
General and administrative	$-	$139

	$-	$139
(6) Adjustment to deferred revenues
Revenues	$43	$52

	$43	$52
(7) Settlement agreements
Other income	$-	$(200)

	$-	$(200)
(8) Reorganization expenses
General and administrative	$-	$75

	$-	$75

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	March 31	December 31
	2015	2014
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$8,489	$11,063
Trade receivables, net	3,792	4,444
Prepaid expenses and other receivables	1,763	1,019
Total current assets	14,044	16,526

Lease deposits	69	70
Deferred tax assets	-	13
Severance pay fund	550	594
Property and equipment, net	2,279	2,401
Goodwill and intangible assets, net	29,110	31,869
Total long-term assets	32,008	34,947

Total assets	$46,052	$51,473

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$4,543	$4,900
Trade payables	873	646
Employees and payroll accruals	2,064	2,359
Deferred tax liability	119	120
Accrued expenses and other liabilities	865	1,394
Earn-out consideration	2,058	2,269
Deferred revenues	3,123	4,097
Total current liabilities	13,645	15,785

Deferred revenues	1,264	1,042
Deferred tax liability	1,693	1,984
Earn-out consideration	762	837
Accrued severance pay	640	666
Other liabilities	88	100
Total long-term liabilities	4,447	4,629

Shareholders’ equity	27,960	31,059
Total liabilities and shareholders’ equity	$46,052	$51,473

CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended
	March 31
	2015	2014
Cash flows from operating activities:	Unaudited	Unaudited

Net loss	$(1,670)	$(2,142)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	320	321
Stock-based compensation	263	304
Amortization of intangible assets	385	424
Accrued interest, accretion of discount and exchange rate differences on credit line	43	52
Accretion and change in fair value of earn-out consideration, net	23	93

Changes in assets and liabilities:
Trade receivables	760	(741)
Deferred taxes	(44)	(101)
Prepaid expenses and other receivables	(777)	225
Trade payables	179	168
Change in long-term lease deposits	(2)	2
Employees and payroll accruals, accrued expenses and other liabilities	(740)	(1,216)
Deferred revenues	(780)	202
Accrued severance pay, net	18	24
Net cash used in operating activities	(2,022)	(2,385)

Cash flows from investing activities:

Purchase of property and equipment	(174)	(346)
Net cash used in investing activities	(174)	(346)

Cash flows from financing activities:

Proceeds from credit line	4,400	1,000
Repayment of credit line	(4,800)	-
Proceeds from options exercised	69	295
Net cash provided by (used in) financing activities	(331)	1,295
Effect of exchange rate changes on cash and cash equivalents	(47)	6
Decrease in cash and cash equivalents	(2,574)	(1,430)
Cash and cash equivalents at the beginning of the period	11,063	3,757
Cash and cash equivalents at the end of the period	$8,489	$2,327